UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Osasco, São Paulo, Brazil, April 19th, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Dear Sirs,

We hereby inform you that this Company by means its subsidiary Finasa Promotora de Vendas Ltda. (Finasa) on 4.15.2005, entered into with Banco Morada S.A. and Morada Investimentos S.A. (hereinafter referred to as Morada Group), an Agreement for the assignment and transfer or quotas and other covenants, related to the transfer of Consumer’s Financing Business, comprising the operations of Personal Loan and Consumer’s Direct Loan, by means of the acquisition of the totality of the capital stock of Morada Serviços Financeiros Ltda. (Morada Serviços), for the amount of R$80 million, to be paid in cash.

Morada Group has been operating in the domestic financial market for more than 36 years and will continue regularly operating in other segments of the market, in operations not competing with the business transferred herein to Bradesco.

This acquisition shall enable Finasa to expand the offering of its retail products, including Bradesco’s products, from checking account to insurance, supplementary private pension, savings bonds and consortium products, by means of Morada Serviços’ operational platform.

With this acquisition, Finasa’s network will be increasing as follows:

Main Data	Finasa	Morada Serviços	Total
Affiliated Establishments	19,259	3,600	22,859
Registered Clients (in millions)	10.1	1.1	11.2
Branches	123	33	156

A 28%-growth in the production of Personal Loans and a 15%-growth in Consumer’s Direct Loans of Finasa are expected, taking into consideration the budget for these products and the maintenance of Morada Serviços’ current productivity.

Cordially,

Banco Bradesco S.A.
José Luiz Acar Pedro
Executive Vice President and
Investor Relations Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2005

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.